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                                                                   EXHIBIT 10.25

November 9, 1999


Mr. Robert Byrnes
256 Caterina Heights
Concord, MA 01742

Dear Bob:

On behalf of PictureTel Corporation (the "Company"), I am very pleased to offer you an opportunity to immediately join our Company as the Vice President and General Manager, Emerging Businesses and a Corporate Officer of the Company reporting directly to me.

The cash compensation in the offered position will be composed of three elements: an annual base salary, an annual bonus opportunity under PictureTel's Management Incentive Plan, and a Special Sales Executive Incentive Plan. The base salary for the position will be paid at the biweekly rate of $10,576.92 (the equivalent of $275,000.00 annually based on 26 biweekly pay periods in the year). The offered base salary will be the minimum paid while employed with the Company. As an Officer and Vice President of the Company, a full performance and compensation (salary, bonus, and equity) review is completed by the Compensation Committee of the Board during the quarter immediately following the close of each fiscal year and recommendations acted upon as appropriate.

The payment of a bonus under the Management Incentive Plan is predicated on the Company's achievement of the annual revenue and profitability objectives established at the start of the fiscal year and your performance in meeting your Individual Goals for the year. The bonus opportunity will be 0% - 40% of base salary for full performance in meeting the objectives for the year, but may range up to 80% of base salary for performance in excess of the plan. The bonus, if any, is determined and paid in the first quarter following the close of the fiscal year.

The Special Emerging Business Incentive ("Plan") will have an annual target opportunity of $75,000.00 and will be paid in semi-annual installments. The payment of any incentive under the Plan will be based upon the achievement of, but not be limited to, such things as new product development, revenue and profit objectives. Specific Plan provisions and measurement metrics will be prepared as soon as possible following your commencement of work with the Company.

The Company will offer you a cash sign-on bonus in the aggregate amount of $150,000.00; paid as follows: $25,000.00 within thirty (30) days of hire date; $50,000.00 on January 1, 2000; $25,000.00 on July 1, 2000; $50,000 on January 1,
2001. If you voluntarily terminate your employment with the Company before the payment of all the sign-on bonus installments, those installments remaining to be paid will be forfeited.

In addition, we will recommend to the Compensation Committee of the Board of Directors that you be granted an option to purchase 250,000 shares of the Common Stock of the Company ("Option"). The Option will vest over a four (4) year period, with the first twenty-five (25) percent of the Option vesting one (1) year following the date the option grant is approved and six and one quarter (6.25) percent of the Option vesting each full three (3) month period thereafter. The purchase price of the Option will be determined by the Compensation Committee on the day your option grant is approved and will be the closing price as quoted on the National Market System of NASDAQ on that date. Vesting shall be conditional on your continued full-time employment with the company. All other conditions applicable to the Option shall be set forth in a Stock Option Agreement representing the Option (which shall follow the terms of the 1999 PictureTel Equity Plan) and such Stock Option Agreement shall be delivered immediately following the day the Option is approved. As a Vice President, additional option grants are subject to the annual total compensation review discussed above.

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In the event that your employment with the Company is involuntarily terminated for any reason other than for Cause, you will be entitled to receive a continuation of your then current base salary plus 50% of the then current annual bonus target for a period of twelve (12) months ("Severance Period"). For purposes of this letter, "Cause" shall be defined as and be limited to conviction of a felony or willful misconduct or gross negligence in the performance of duties which result in material harm to PictureTel. During the Severance Period, the Company will maintain your eligibility to participate in the Company's group medical and dental plans and will continue to contribute its share of the costs of such plans at the same level as active employees. If you wish to continue your medical and dental insurance coverage beyond the Severance Period, you may do so for up to a total of eighteen (18) months (inclusive of the Severance Period) pursuant to your rights under the Consolidated Budget Reconciliation Act ("COBRA"). If you elect to continue coverage beyond the Severance Period, you will be responsible for paying the full cost of the coverage.

Further, the Company will enter into a separate Change in Control Agreement ("CIC Agreement") which will provide you with certain benefits in the event of an involuntary termination due to a change in control. The CIC Agreement will include certain triggering events and provide, but not be limited to, severance equal to the sum of (a) your then current base salary, plus (b) the highest bonus paid in the three years preceding the triggering events, paid over a consecutive twenty-four (24) month period. The full acceleration of all unvested stock options in the event of a change in control is to be specifically covered in the Stock Option Agreement and will not be included in the CIC Agreement. The CIC Agreement will be executed concurrently with your acceptance of our employment offer and the commencement of work with the Company.

As an employee of the Company you will be entitled to participate in our medical insurance benefit programs. We offer two options: (1) a competitive medical and dental plan through Blue Cross Blue Shield of Massachusetts, or (2) membership in the Harvard - Pilgrim Community Health Plan, a Health Maintenance Organization. You will be responsible for a portion of the premium cost, with payment arranged through payroll deductions. A Section 125 reimbursement plan to help with daycare and non-reimbursed medical expenses is available at your election, also through payroll deductions. In addition, the Company provides long-term disability, accidental death and dismemberment, and life insurance coverage (life benefit equal to two (2) times your annual salary). The premiums for the disability and life insurance are paid one hundred (100) percent by the Company. Finally, the Company offers a 401(k) Retirement Plan and a Section 423 Employee Stock Purchase Plan to all employees upon their becoming service eligible. You will be entitled to paid holidays and vacation in accordance with Company Policy

This offer is contingent on your providing proof of eligibility for employment. On your first day of employment, please bring with you either: (a) a valid U.S. Passport, or (b) a birth certificate and a driver's license, or (c) an original Social Security card and a driver's license.

Please indicate your acceptance of this offer and your anticipated start date by completing and signing the enclosed copy of this letter, the PictureTel Application for Employment, and the Proprietary Information Agreement. Please return all signed documents to Larry Bornstein as soon as practical.

If you have any questions regarding this offer, please do not hesitate to call Larry or me. We look forward to your joining and being an important member of our team.


Sincerely,


Norman Gaut
Chairman, President and
Chief Executive Officer

ACCEPTED: ____________________________ Date: ____________
SS#: ________________ Anticipated Start Date: ________________